Exhibit 3(i).1

SECOND AMENDMENT TO BYLAWS

Whitestone REIT,
a Maryland real estate investment trust

             Article II, Section 2 of the Bylaws, as amended, (the “Bylaws”) of Whitestone REIT (the “Company”) is hereby amended as follows:

1.         The text of Article II, Section 2 is deleted in its entirety, and it is replaced with the following:

Section 2.          ANNUAL MEETING. An annual meeting of the shareholders for the election of Trustees and the transaction of any business within the powers of the Trust shall be held at the discretion of the Trustees, after the delivery of the annual report, referred to in Section 11 of this Article II, at a convenient location and on proper notice, on a date and at the time set by the Trustees. Failure to hold an annual meeting does not invalidate the Trust's existence or affect any otherwise valid acts of the Trust.

Except as otherwise set forth in this Second Amendment to Bylaws, all other terms and provisions of the Bylaws shall remain in full force and effect.

            This Second Amendment to Bylaws of Whitestone REIT is duly adopted by unanimous vote of the Board of Trustees this 11th day of February 2008.